Exhibit 99.1

Press Release

Sanofi Global Health launches nonprofit Impact® brand for 30 medicines in low-income countries

*	Medicines, including insulin, to be available in 40 lower-income countries
*	Investment fund established to help create sustainable health systems
*	Announcements comes as Global Health stakeholders gather in Paris

Paris – July 4, 2022 – Sanofi Global Health announces the launch of Impact®, a new brand of standard of care medicines produced by Sanofi dedicated for nonprofit distribution to at-risk populations in the world’s most impoverished countries.

The Impact® brand, which includes insulin, glibenclamide and oxaliplatin amonst others, will enable the secure distribution of 30 Sanofi medicines in 40 lower-income countries. Considered essential by the World Health Organization, the medicines cover a wide range of therapeutic areas, including diabetes, cardiovascular disease, tuberculosis, malaria and cancer.

The launch of the Impact® brand is among the steps taken since the formation last year of Sanofi Global Health, a nonprofit unit within the company aiming to increase access to healthcare through the distribution of medicines, and the building and bolstering of local healthcare systems in countries with among the lowest per capita GDP. Sanofi Global Health is the first and only global initiative to provide access to such a broad portfolio of medicines in so many countries and across multiple therapeutic areas while funding local support programs and strengthening local inclusive businesses.

Paul Hudson

Chief Executive Officer, Sanofi

“At Sanofi, we believe we have a responsibility to make a difference for the health of those most in need, and we know we have the ability and the ambition to bring about lasting change. With critical medicines, relentless drive and impactful partnerships, we can take our innovation beyond the lab and use it to strengthen health systems and access to medicines for those most vulnerable communities of patients. Sanofi Global Health aims to improve the lives of millions of people who now cannot get the help they need. Sanofi’s renewed purpose is to chase the miracles of science to improve people’s lives. And our quest to make life better for all people must include helping to provide better access to care and quality medicines for underserved populations.”

The company also announces the establishment of an Impact fund that will support startup companies and other innovators that can deliver scalable solutions for sustainable healthcare in underserved regions. By providing inclusive businesses financing and technical assistance, the fund will complement the GHU mission of leveraging global, regional and local investment to support the training of healthcare professionals and aiding communities in running sustainable care systems. The announcements come as Sanofi gathers key global health stakeholders to discuss how to build effective end-to-end health programs that are embedded in the communities in which they serve, to best reach, treat and manage patients’ health effectively and sustainably.

Jon Fairest

Head, Global Health Unit, Sanofi

“The launch of the Impact® brand and our Impact Fund are our latest steps to make our medicines available and to help bring quality, sustainable healthcare to people in the world’s poorest countries. But we know that we cannot do this alone, and so we are building partnerships at global, regional and local levels that will help to improve and establish health systems to reach our goal of a healthier, more resilient world.”

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Sanofi Global Health is one of the three elements of Sanofi’s multi-tiered approach to Social impact, which includes the Foundation S – the Sanofi collective dedicated to philanthropy and a Corporate Social Responsibility strategy embedded in our business activities:

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Foundation S is focused on efforts to fight childhood cancer, increase the health resilience of populations most affected by climate change, and provide donations of products to meet humanitarian crises. Carrying on the company’s 30-year legacy, Sanofi has also committed to donating 100,000 vials every year free of charge to support to patients with five different lysosomal storage disorders (LSDs), a group of rare genetic conditions caused by enzyme deficiencies.

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Our company-wide CSR strategy focuses on four pillars: affordable access; innovation for vulnerable communities; planet care, in and beyond the workplace; in addition to responsible business. It is built around flagship initiatives spread across the company’s value chain, from R&D to manufacturing to commercial operations, considering every part of the organization has a role to play and a contribution to make.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Evan Berland | + 1 215 432 0234 | evan.berland@sanofi.com

Sanofi Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 617 764 6418 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

Sanofi Disclaimers or Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19

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on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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